TRANSGLOBE ENERGY CORPORATION ANNOUNCES EXERCISE AND
CLOSING OF OVER-ALLOTMENT OPTION

TSX: "TGL" & NASDAQ: "TGA"

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Calgary, Alberta, February 29, 2012 – TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce the full exercise and closing of the over-allotment option (the "Over-Allotment Option") granted by the Company to a syndicate of underwriters co-led by Scotia Capital Inc. and Macquarie Capital Markets Canada Ltd., and including Canaccord Genuity Corp., RBC Dominion Securities Inc., Dundee Securities Ltd., FirstEnergy Capital Corp. and GMP Securities L.P. (collectively, the "Underwriters") whereby an additional $12.75 million aggregate principal amount of 6.00% convertible unsecured subordinated debentures (the "Convertible Debentures") have been issued. The Over-Allotment Option was granted to the Underwriters in connection with the Company's public offering of $85.0 million principal amount of Convertible Debentures (the "Offering") which closed on February 22, 2012. The aggregate gross proceeds received by the Company pursuant to the Offering and the Over-Allotment Option is $97.75 million.

TransGlobe intends to use the net proceeds of the Offering and the Over-Allotment Option to pursue new business development opportunities including adding new acreage through farm-in arrangements, bid rounds or acquisitions.

The Convertible Debentures have a maturity date of March 31, 2017 and are convertible at the option of the holder into common shares of TransGlobe at a conversion price of $15.10 per share any time prior to maturity or redemption. The Convertible Debentures are listed for trading on the Toronto Stock Exchange under the symbol "TGL.DB".

TransGlobe is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe's common shares trade on the Toronto Stock Exchange under the symbol "TGL" and on the NASDAQ Global Select Market under the symbol "TGA".

Cautionary Statement to Investors:

This news release may include certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, statements concerning the use of proceeds of the Offering. Although TransGlobe believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because TransGlobe can give no assurance that they will prove to be correct. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

This news release is not for dissemination in the United States or to any United States news services. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, please contact:

Investor Relations

Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com